Exhibit 3.1

CERTIFICATE OF ELIMINATION
OF THE
SERIES A 6% CONVERTIBLE PREFERRED STOCK AND
SERIES B CONVERTIBLE PREFERRED STOCK
OF BOVIE MEDICAL CORPORATION
(Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware)

The undersigned Chief Executive Officer of Bovie Medical Corporation, a Corporation organized under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

1.
Resolutions were adopted by the Board of Directors (the “Board”) of the Corporation, which resolutions are set forth in a Certificate of Designation of Preferences, Rights and Limitations filed with the Secretary of State of the State of Delaware on December 13, 2013 (the “Series A Certificate of Designation”), providing for and authorizing the issuance of 3,500,000 shares of Series A 6% Convertible Preferred Stock (the “Series A Preferred Stock”).

2.
Resolutions were adopted by the Board, which resolutions are set forth in a Certificate of Designation of Preferences, Rights and Limitations filed with the Secretary of State of the State of Delaware on March 16, 2015 (the “Series B Certificate of Designation”), providing for and authorizing the issuance of 3,588,139 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”).

3.
No shares of the Series A Preferred Stock and the Series B Preferred stock that were previously issued are currently outstanding and none will be issued subject to the Series A Certificate of Designation or the Series B Certificate of Designation.

4.	Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), the Board of the Corporation adopted the following resolutions:

RESOLVED, that none of the authorized shares of Series A Preferred Stock and Series B Preferred Stock are outstanding, and that none will be issued subject to the Series A Certificate of Designation or the Series B Certificate of Designation; and
RESOLVED FURTHER, that each of the Chief Executive Officer, Chief Financial Officer, the Secretary and any Assistant Secretary of the Corporation is hereby authorized and directed, in the name and on behalf of the Corporation, to prepare, execute, and file with the Secretary of State of the State of Delaware pursuant to Section 151(g) of the DGCL a Certificate of Elimination of the Series A Preferred Stock and the Series B Preferred Stock to eliminate from the Corporation’s Certificate of Incorporation, as amended, all matters set

756475

forth in the Series A Certificate of Designation and the Series B Certificate of Designation with respect to the Series A Preferred Stock and the Series B Preferred Stock.

5.
In accordance with the provisions of Section 151(g) of the DGCL, all matters set forth in the Series A Certificate of Designation and the Series B Certificate of Designation shall be eliminated from the Certificate of Incorporation of the Corporation, as amended, and the shares that were designated as Series A Preferred Stock and Series B Preferred Stock shall resume the status of authorized but unissued shares of preferred stock of the Corporation, without designation as to series.

IN WITNESS HEREOF, the Corporation has caused this Certificate to be executed and acknowledged this 3rd day of May, 2018.

By:	/s/ Charles D. Goodwin II
Charles D. Goodwin II
Chief Executive Officer and Director

756475